FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2006

Goldcorp Inc. (Translation of registrant's name into English)
Suite 1560, 200 Burrard Street Vancouver, British Columbia V6C 3L6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Suite 1560 - 200 Burrard St. Vancouver, BC, V6C 3L6 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange:GG

WARRANTHOLDERS OVERWHELMINGLY APPROVE EARLY EXERCISE OF WARRANTS

30-DAY EARLY EXERCISE PERIOD TO COMMENCE ON MAY 11, 2006

Vancouver, BC, May 9, 2006 - Goldcorp Inc. is pleased to announce that its proposal to warrantholders was approved by an average vote of 96% in favour at a meeting of the holders of the five series of warrants held today.

The proceeds of the warrant exercise (a maximum of approximately US$480 million if all warrants are exercised early) will be used to repay credit facilities which will be drawn down to fund the acquisition of certain assets of Placer Dome Inc. from Barrick Gold Corporation.

The 30-day period for the early exercise of the Company’s five series of publicly-traded warrants will commence at 9:00 a.m. (Vancouver time) on Thursday, May 11, 2006 and will expire at 5:00 p.m. (Vancouver time) on Friday, June 9, 2006.

Registered holders of warrants are encouraged to exercise their warrants in accordance with the procedures set forth below as soon as possible and, in any event, prior to 5:00 p.m. (Vancouver time) on Friday, June 9, 2006 in order to acquire the following fraction of a new warrant of the Company in addition to the number of common shares or fractions of a common share issuable upon exercise of each warrant:

Series of Warrant	Fraction of a New Warrant for each Existing Warrant exercised during the Early Exercise Period	Number of Existing Warrants to be exercised to acquire one New Warrant

First Warrants	0.44	2.273

Series A Warrants	0.01	100

Series B Warrants	0.08	12.5

Series C Warrants	0.01	100

U.S. Dollar Warrants	0.32	3.125

Non-registered holders of warrants, whose warrants are registered in the name of a brokerage firm, bank or trust company or other intermediary through which they purchased the warrants, should contact their intermediaries for instructions on how to exercise their warrants.

Registered holders of warrants may exercise their rights to acquire the above-noted new warrants by surrendering the certificates representing their warrants to CIBC Mellon Trust Company at any time prior to 5:00 p.m. (Vancouver time) on Friday, June 9, 2006, by hand or courier at its offices located at 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia V6E 3X1 or Commerce Court West, 199 Bay Street, Securities Level, Toronto, Ontario M5L 1G9, or by registered mail at P.O. Box 1036, Adelaide Street Postal Station, Toronto, Ontario M5C 2K4. The warrant certificate must be submitted together with (i) a duly completed and executed subscription form on the reverse of their warrant certificates or in the form that is being mailed to registered warrantholders, specifying the number of Common Shares that the holder intends to subscribe for; and (ii) a certified cheque, bank draft or money order in Canadian dollars, payable to or to the order of the Company in an amount equal to the exercise price multiplied by the number of warrants that the holder intends to exercise.

In the event that not less than 66 ⅔% of each series of warrants outstanding as of May 10, 2006 are exercised during the early exercise period, each warrant that has not been exercised by 5:00 p.m. (Vancouver time) on Friday, June 9, 2006 will be automatically exchanged, without any further action on the part of the warrantholder, including payment of the exercise price thereof or any other additional consideration, for (i) a fraction of a common share equivalent in value to the intrinsic (in-the-money) value of such warrant calculated with reference to the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the expiry of the early exercise period, and (ii) one-half of the fraction of a new warrant issued to holders of warrants who exercised during the early exercise period (as set forth in the table below).

Series of Warrants	Fraction of a New Warrant for Each Existing Warrant not exercised during the Early Exercise Period

First Warrants	0.220

Series A Warrants	0.005

Series B Warrants	0.040

Series C Warrants	0.005

U.S. Dollar Warrants	0.160

BMO Nesbitt Burns Inc. and GMP Securities L.P. are acting as financial advisors to the Company with respect to the transaction.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

If you have any questions or require assistance with the early exercise of warrants, please contact:

KINGSDALE SHAREHOLDER SERVICES INC.
North America Toll-Free Phone: 1-866-833-6977
Outside North America Call Collect: 416-867-2333
E-mail: shareholder@kingsdalecapital.com

First Quarter Results and Earnings Conference Call Reminder:

As previously announced on April 6, 2006, the Company will release first quarter results after market close on Monday, May 15, 2006.

A conference call will be held Tuesday, May 16th at 11:00 a.m. (ET) to discuss these results. You may join the call by dialing toll free 1-877-888-3855 or (416) 695-6622 for calls from outside Canada and the US.

The conference call will be recorded and you can listen to a playback of the call after the event by dialing 1-888-509-0081 or (416) 695-5275. A live and archived audio webcast will be available on the website at www.goldcorp.com.

Goldcorp is the world’s lowest cost multi-million ounce gold producer. Annualized gold production in 2006 is expected to be approximately 2 million ounces at a cash cost of US$125 per ounce and the Company does not hedge its gold production.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of each of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp and Virginia, respectively, to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2005, available on www.sedar.com, and Form 40-F for the year ended December 31, 2005 on file with the United States Securities and Exchange Commission in Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Goldcorp Inc.
1560-200 Burrard Street
Vancouver, British Columbia, V6C 3L6
Telephone: (604) 696-3011
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: May 10, 2006	/s/Anna M. Tudela
Name: Anna M. Tudela
Title: Assistant Corporate Secretary and Director, Legal